		James M. Halley Q.C., 2	David W. Buchanan, Q.C.	Derek J. Mullan, Q.C.
		R. Stuart Wells	M. Douglas Howard	W.W. Lyall D. Knott, Q.C.
		William A. Ruskin, 1	Patrick A. Williams	Alexander Petrenko
		Bernard Pinsky, 4	Roy A. Nieuwenburg	William C. Helgason
		William D. Holder	Nigel P. Kent, 1	Douglas W. Lahay
		David W. Kington	Diane M. Bell	Anne L.B. Kober
		R. Brock Johnston	Neil P. Melliship	Kenneth K.C. Ing, 11, 13
		Darren T. Donnelly	Mark S. Weintraub	Neo J. Tuytel
		Ross D. Tunnicliffe	Kevin J. MacDonald	Don C. Sihota
		R. Barry Fraser	James A. Speakman	Kerstin R. Tapping
		Ethan P. Minsky, 6, 7, 9	Brock H. Smith	Nicole M. Byres
		Elaine J. Adair	Peter Kenward	D. Lawrence Munn, 8
		John C. Fiddick	R. Glen Boswall	Hannelie G. Stockenstrom, 12
		Bonnie S. Elster	Virgil Z. Hlus, 4	Stewart L. Muglich, 8
		Samantha Ip	Jonathan L.S. Hodes, 1, 5	Gwendoline Allison
		Aaron B. Singer	L.K. Larry Yen, 10	Peter M. Tolensky
		Jane Glanville	Thea L. Koshman, 1	Allyson L. Baker, 3
		Warren G. Brazier, 4	Amy A. Mortimore	Veronica P. Franco
		Krista Prockiw	Jeffrey F. Vicq, 15	Brent C. Clark
		Conrad Y. Nest, 10	C. Michelle Tribe	James T. Bryce
		Richard T. Weiland	Jonathan C. Lotz	Cam McTavish
Reply Attention of	Stewart L. Muglich	Lisa D. Hobman	Valerie S. Dixon	Niamh Pollak, 14
Direct Tel.	604.891.7701	Satinder K. Sidhu	Dianne D. Rideout	Tasha L. Coulter
EMail Address	slm@cwilson.com	David J. Fenrich	Kari Richardson	Vikram Dhir, 1
Our File No.	30790-1 / CW1881975.2	Adam M. Dlin	Marta C. Davidson	Rina J. Jaswal
		Sarah W. Jones	Michal Jaworski	Tristin R. Lee
		Shauna K.H. Towriss	R. Brad Kielmann	Kyle M. Wilson
		Kristine P. All	Pratibha Sharma

May 30, 2008 BY COURIER Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549-7010	Associate Counsel: Michael J. Roman

Certain lawyers have been admitted to practice in one or more of the following jurisdictions as indicated beside each name:

	Canada	United States	International
	1 Alberta	4 California	11 Hong Kong
	2 Manitoba	5 Colorado	12 South Africa
	3 Ontario	6 District of Columbia	13 United Kingdom
	15 Saskatchewan	7 Florida	14 Ireland
8 New York
9 Virginia
10 Washington

Attention:	H. Roger Schwall, Assistant Director

Dear Sirs:

Re:	Aurelio Resource Corporation (the "Company")
Preliminary Proxy Statement on Schedule 14A
Filed April 24, 2008 – File No. 0-50931

We write in response to your comment letter dated May 16, 2008 (the "Comment Letter"). For ease of reference, we have italicized your comments with our response thereafter.

Proposal 4. Ratification of New By-Laws, page 5

1.	We note that you have provided the language from the new by-laws. Please discuss the differences between the new by-laws and the existing by-laws.

The differences between the new by-laws and the existing by-laws are set forth in Proposal 4 of the Proxy Statement.

Proposal 6. Ratification of Addition of Preferred Shares…, page 9

2.

Please correct the apparent typos on page 9. For example, in the first paragraph of this section, please correct the statement that you are seeking to change the authorized stock to “400,000” shares of common stock. In the penultimate paragraph of page 9, please revise to state that a copy of the Amended and Restated Articles of Incorporation is attached to this Proxy Statement as Schedule A.

The typographical errors on page 9 have been corrected. The Company will not be attaching an Amended and Restated Articles of Incorporation to the Proxy Statement but will, once adopted

HSBC Building 800 – 885 West Georgia Street Vancouver BC V6C 3H1 Canada Tel.: 604.687.5700 Fax: 604.687.6314 www.cwilson.com
Some lawyers at Clark Wilson LLP practice through law corporations.

by the shareholders, file the approved Certificate of Change to the Articles of Incorporation under Form 8-K.

3.

We note your statement that “The Amended and Restated Articles of Incorporation completely supersede the existing Articles of Incorporation.” We further note that the only change to the Articles that you discuss is the change in the number of authorized shares of common stock and preferred stock. Please provide a summary comparison of the changes to the existing Articles and the proposed Articles, or confirm to us that the change in the shares authorized is the only change to the Articles.

The Company confirms that the only change to the Articles of Incorporation is the change in the authorized shares in the fourth section. A discussion to this effect has been added to Proposal 6 of the Proxy Statement. Please also note that the language in Proposal 6 of the Proxy Statement has been amended to state “The change to the fourth article of the Articles of Incorporation will completely supersede the existing fourth article of the Articles of Incorporation as previously amended, through a Certificate of Change Pursuant to NRS 78.209 which will be filed once we have obtained shareholder approval”.

4.

We note your statement with respect to the previous Articles of Incorporation “That the total number of stock authorized that may be issued by the Corporation is twenty-five thousand (25,000) shares of common stock.” In your Form 10-KSB for the year ended December 31, 2007, however, you state that “Effective June 16, 2006 we… effected a six and one-half (6.5) for one (1) forward stock split of our authorized, issued and outstanding common stock. As a result, our authorized capital has increased from 75,000,000 shares of common stock with a par value of $0.001 to 487,500,000 shares of common stock with a par value of $0.001.” Furthermore, we note your statement on page 1 of this proxy statement that “As of May 1, 2008, the company had issued and outstanding 39,879,789 shares of common stock.” As such, it appears that you have more than 25,000 shares of common stock authorized.

In this section as well as in the notice to stockholders, please clearly explain your current capital structure and the proposed change to your authorized capital structure. Disclose the number of shares of both common and preferred stock currently authorized.

The Proxy Statement erroneously referenced the original Articles of Incorporation which references the 25,000 shares of common stock instead of the amended Articles of Incorporation as stated in a June 16, 2006 Certificate of Change Pursuant to NRS 78.209 which notes that the Company’s authorized capital had been increased to 487,500,000 shares of common stock with a par value of $0.001.

Please see the amended Notice and revised language set out in Proposal 6 of the Proxy Statement that reflects the most current Articles of Incorporation, as amended, as well as the current capital structure and proposed change.

5.

Please ensure that the exhibit index to your Form 10-KSB and Form S-1, file no. 333-150219, includes the most up-to-date Articles of Incorporation and any amendments thereto, such as the change announced on June 16, 2006.

We acknowledge your comment and the Company will ensure that any Form 10-KSB and will contain an updated index which will include the most up-to-date Articles of Incorporation and any amendment thereto. The Company will also ensure that the Form S-1, file no. 333-150219 will also include the most up-to-date Articles of Incorporation.

6.

We note that you are authorizing for issuance 87,500,000 shares of preferred stock. Please confirm that you will file as required by Item 601(b)(4) of Regulation S-K any certificates of designation that define the rights of the preferred stock, including any dividend rights, voting rights, conversion features, and redemption features of the preferred stock.

The Company confirms that it will file any certificate of designation with the Nevada Secretary of State when and if same are approved and adopted. This information has been added to Proposal 6 of the Proxy Statement.

7.

Please disclose the number of shares currently outstanding and reserved for issuance as well as the number of shares available for issuance under your current authorized capital structure. Please also disclose the number of shares to be available for issuance under the amended authorized capital structure for which you are seeking approval.

Please see the information requested located in a table that has been added to Proposal 6 of the Proxy Statement.

8.

Please refer to Release No. 34-15230 and discuss the possible anti-takeover effects of the change in authorized shares. Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Inform holders that management might use the additional shares or preferred shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent stockholders.

The preferred shares could possibly contain provisions which would have an anti-takeover effect although there are no current plans or proposals to adopt such at this time nor are there any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Management reserves the right to use the preferred shares for such purpose should it be in the best interests of the Company to do so and management confirms that such action could frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent stockholders.

A Rights Agreement was also adopted by the Company on January 18, 2008, which is designed to protect and maximize the value of the Company’s outstanding equity interest in the event of an unsolicited attempt by an acquirer to take the Company over in a manner or on terms not approved by the Board. The ratification and adoption of the Agreement is to be addressed by the Shareholders at the Annual Meeting. The Rights agreement is explained in Proposal 3 of the Proxy Statement.

9.

Please state whether you have any current plans, proposals or arrangements, written or otherwise, to issue any of the newly available authorized shares of stock for any purpose, including future acquisitions and/or financings. If so, please disclose by including materially complete descriptions of the future acquisitions and/or financing transitions. If not, please state that you have no such plans, proposals or arrangements, written or otherwise, at this time.

The Company has advised that they have no current plans, proposals or arrangements, written or otherwise, to issue any of the stock for any purpose at this time. However, should the Company determine it to be in its best interests and in light of any changing circumstances, it may decide, in the future, to issue such stock. This information has been added to Proposal 6 of the Proxy Statement.

Should you have any questions in connection with the foregoing, please feel free to contact the undersigned at (604) 891-7701.

Yours truly,

CLARK WILSON LLP

Per: /s/ Stewart L. Muglich

Stewart L. Muglich